                                                                 Morgan Stanley
                                                                 Charter Series

       July 2005
       Monthly Report

This Monthly Report supplements the Charter Funds' Prospectus dated April 25, 2005.

                                                        Issued: August 31, 2005

[LOGO] Morgan Stanley

MORGAN STANLEY CHARTER SERIES

HISTORICAL FUND PERFORMANCE

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is no guarantee of future results.

                                                                                                   INCEPTION-  COMPOUND
                                                                                                    TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000  2001    2002   2003  2004    2005     RETURN     RETURN
FUND                %       %    %    %    %      %       %     %       %      %     %       %         %          %
------------------------------------------------------------------------------------------------------------------------
Charter Campbell    --      --  --    --  --      --      --    --    (4.2)   16.3   3.9    8.7      25.9        8.5
                                                                     (3 mos.)             (7 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1) (5.6)  (19.9)    56.6        4.0
                 (10 mos.)                                                                (7 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1   1.3   (18.1)    81.5        9.7
                                               (10 mos.)                                  (7 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6) (5.3)  (8.3)     (3.5)      (0.6)
                                               (10 mos.)                                  (7 mos.)
------------------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION

330 Madison Avenue, 8th Floor
New York, NY 10017
Telephone (212) 905-2700

Morgan Stanley Charter Series
Monthly Report
July 2005

Dear Limited Partner:

 The Net Asset Value per Unit for each of the four Morgan Stanley Charter Series Funds as of July 31, 2005 was as follows:

                                                                   % CHANGE
    FUND                                                    N.A.V. FOR MONTH
    ------------------------------------------------------------------------
    Charter Campbell                                        $12.59   1.03%
    ------------------------------------------------------------------------
    Charter MSFCM                                           $15.66   -5.46%
    ------------------------------------------------------------------------
    Charter Graham                                          $18.15   -2.14%
    ------------------------------------------------------------------------
    Charter Millburn                                         $9.65   -0.31%
    ------------------------------------------------------------------------

 Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.

 The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

 Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 330 Madison Avenue, 8th Floor, New York, NY 10017 or your Morgan Stanley Financial Advisor.

 I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.

Sincerely,

/s/ Jeffrey A. Rothman
Jeffrey A. Rothman
Chairman of the Board of Directors and President
Demeter Management Corporation
General Partner for
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter MSFCM L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter Millburn L.P.

CHARTER CAMPBELL

                                    [CHART]

                  Month ended        YTD ended
                 July 31, 2005     July 31, 2005
                 -------------    ---------------
Currencies           0.97%            5.10%
Interest Rates      -2.51%            6.20%
Stock Indices        2.46%           -1.28%
Energies             0.42%            1.95%
Metals               0.15%            0.30%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Gains were achieved in the global stock indices from long positions in the U.S., European, and Pacific Rim stock index futures as prices increased steadily throughout the month. Positive economic data out of the U.S. and Japan pushed prices higher in the beginning of the month as the strong U.S. jobs number and better-than-expected Japanese corporate earnings indicated that the world's two largest economies were undergoing strong growth. Then global equity prices continued to strengthen after China reformed its U.S. dollar currency peg policy, leading market participants to conclude that a revaluation in the Chinese yuan would likely ease trade tensions between China, the U.S., Europe, and Japan. Finally, strong corporate earnings out of the European Union and the U.S. resulted in optimistic investor sentiment, thereby increasing prices.

CHARTER CAMPBELL

.. In the currency markets, long U.S. dollar positions, particularly against the Japanese yen and the Swiss franc, resulted in gains as the value of the dollar continued to move higher on significant interest rate differentials, as higher U.S. interest rates have created a stronger demand for U.S. dollar-denominated assets. The belief that U.S. interest rates will continue to rise, consistently strong economic data, and news that the U.S. Current-Account deficit has narrowed also pushed the value of the U.S. dollar higher against these currencies. Further gains were recorded from long positions in the Mexican peso against the U.S. dollar as the value of the peso drifted higher on solid economic data out of Mexico.

.. In the energy markets, gains were recorded from long positions in crude oil as prices surged during the first week of the month on possible supply disruptions from Hurricane Dennis approaching the Gulf of Mexico. Prices continued to move higher towards the end of the month after news of several refinery fires in Texas and Louisiana, declining U.S. inventories reported by the U.S. Department of Energy, and passage by the U.S. Congress of President George Bush's energy bill.

.. In the metals markets, gains resulted from long futures positions in copper after prices strengthened amid concerns over strikes at two copper mines and temporary weakness in the U.S. dollar resulting from China's currency revaluation.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the global interest rate futures markets, losses were recorded from long positions in European, U.S., and Japanese interest rate futures as prices reversed lower during the month. European fixed income prices declined due to strength in regional equity markets and after the European Central Bank kept its key interest rate unchanged at 2%. Long U.S. interest rate futures positions also experienced losses as prices declined during July in response to rising interest rates during a U.S. Treasury Bill auction and after the U.S. Labor Department released its June employment report. Within the Japanese interest rate markets, losses were recorded from long positions as prices declined amid a brighter outlook for the Japanese economy, prompted by the release of consistently strong economic data by the Japanese Ministry of Finance.

CHARTER MSFCM


                                    [CHART]

                  Month ended        YTD ended
                 July 31, 2005     July 31, 2005
                 -------------    ---------------
Currencies          -0.69%            -14.32%
Interest Rates      -3.82%              0.82%
Stock Indices        0.35%              2.52%
Energies            -0.69%             -5.15%
Metals              -0.18%             -1.27%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the global interest rate futures markets, losses were recorded from long positions in European, Japanese, and U.S. interest rate futures as prices reversed lower during the month. European fixed-income prices declined due to strength in regional equity markets and after the European Central Bank kept its key interest rate unchanged. Within the Japanese interest rate markets, losses were recorded from long positions as prices declined amid a brighter outlook for the Japanese economy, prompted by the release of consistently strong economic data by the Japanese Ministry of Finance. Finally, long U.S. interest rate futures positions also experienced losses as prices declined in response to rising interest rates during a U.S. Treasury Bill auction and after the U.S. Labor Department released its June employment report.

.. Within the currency markets, short positions in the Singapore dollar against the U.S. dollar resulted in losses as the value of the Singapore dollar reversed higher due to strong investor sentiment about the future economic performance of Singapore. Additional losses were experienced from long positions in the Australian dollar relative to the U.S. dollar as the value of the Australian dollar declined early in the month amid news of an increase in Australia's trade deficit.

CHARTER MSFCM

.. The energy markets incurred losses from long futures positions in crude oil futures after prices moved lower during the middle of the month on news that demand growth in China was much weaker-than-expected. Also weighing prices down in July, was a concern that output in the Gulf of Mexico was not hampered by previous hurricanes, and the release of the Department of Energy's petroleum supply report, which reflected a 3.2 million barrel increase in U.S. inventories.

.. In the metals markets, losses were incurred from short positions in aluminum as prices increased in tandem with other base metals. Additional losses were experienced from short positions in gold futures as prices strengthened early in the month amid volatility in the U.S. dollar.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Gains were achieved in the global stock index markets from long positions in U.S. stock index futures as prices steadily rose throughout the month. Positive economic data pushed prices higher in the beginning of the month as the strong U.S. jobs number indicated that the world's largest economy was undergoing strong growth. Prices continued to strengthen after China reformed its U.S. dollar currency peg policy, leading market participants to conclude that a revaluation in the Chinese yuan would likely ease trade tensions between China and the U.S.

CHARTER GRAHAM


                   Month ended        YTD ended
                  July 31, 2005     July 31, 2005
                  -------------     -------------
Currencies            0.46%            -4.15%
Interest Rates       -6.83%            -4.08%
Stock Indices         4.81%            -1.29%
Energies              0.01%            -4.31%
Metals               -0.16%            -1.48%
Agriculturals        -0.15%            -1.51%



Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the global interest rate futures markets, losses were recorded from long positions in European, and U.S. interest rate futures as prices reversed lower during the month. European fixed income prices declined due to strength in regional equity markets and after the European Central Bank kept its key interest rate unchanged at 2%. Long U.S. interest rate futures positions also experienced losses as prices declined during July in response to rising interest rates during a U.S. Treasury Bill auction and after the U.S. Labor Department released its June employment report.

.. In the metals markets, losses were incurred from short positions in aluminum as prices increased in tandem with higher base metals prices. Additional losses were experienced from short positions in gold futures as prices increased amid uncertainty in the direction of the U.S. dollar.

.. In the agricultural markets, losses were experienced from long positions in corn futures as prices dropped towards the end of the month after rainfall in the U.S. growing regions.

CHARTER GRAHAM

FACTORS INFLUENCING MONTHLY TRADING GAINS:

.. Gains were achieved in the global stock indices from long positions in the U.S., European, and Pacific Rim stock index futures as prices increased steadily throughout the month. Positive economic data out of the U.S. and Japan pushed prices higher in the beginning of the month as the strong U.S. jobs number and better-than-expected Japanese corporate earnings indicated that the world's two largest economies were undergoing solid growth. Then global equity prices continued to strengthen after China reformed its U.S. dollar currency peg policy, leading market participants to conclude that a revaluation in the Chinese yuan would likely ease trade tensions between China, the U.S., Europe, and Japan. Finally, strong corporate earnings out of the European Union and the U.S. resulted in optimistic investor sentiment, thereby increasing prices.

.. In the currency markets, long U.S. dollar positions, particularly against the Japanese yen and the Swiss franc, resulted in gains as the value of the U.S. dollar continued to move higher on significant interest rate differentials, as higher U.S. interest rates have created a stronger demand for U.S. dollar- denominated assets. The belief that U.S. interest rates will continue to rise, consistently strong economic data, and news that the U.S. Current-Account deficit has narrowed also pushed the value of the U.S. dollar higher against these currencies throughout the month. Elsewhere in the currency markets, gains were recorded from short positions in the British pound against the U.S. dollar as the value of the pound declined sharply earlier in the month on geopolitical concerns after a terror attack on the London public transportation system.

CHARTER MILLBURN


                   Month ended        YTD ended
                  July 31, 2005     July 31, 2005
                  -------------     -------------
Currencies           -0.46%            -6.02%
Interest Rates       -3.02%             4.47%
Stock Indices         3.70%             2.65%
Energies              0.37%             0.73%
Metals               -0.17%            -1.59%
Agriculturals        -0.34%            -3.71%




Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Gains were achieved in the global stock indices from long positions in U.S., European, and Pacific Rim stock index futures as prices increased steadily throughout the month. Positive economic data out of the U.S. and Japan pushed prices higher in the beginning of the month as the strong U.S. jobs number and better-than-expected Japanese corporate earnings indicated that the world's two largest economies were undergoing solid growth. Global equity prices continued to strengthen after China reformed its U.S. dollar currency peg policy, leading market participants to conclude that a revaluation in the Chinese yuan would likely ease trade tensions between China, the U.S., Europe, and Japan. Finally, strong corporate earnings out of the European Union and the U.S. resulted in optimistic investor sentiment, thereby increasing prices.

.. In the energy markets, gains were recorded from long positions in crude oil as prices surged during the first week of the month on possible supply disruptions from Hurricane Dennis approaching the Gulf of Mexico. Prices continued to move higher towards the end of the month after news of several refinery fires in Texas and Louisiana, declining U.S. inventories reported by the U.S. Department of Energy, and passage by the U.S. Congress of President Bush's energy bill.

CHARTER MILLBURN

FACTORS INFLUENCING MONTHLY TRADING LOSSES:

.. In the global interest rate futures markets, losses were recorded from long positions in European, Japanese, and U.S. interest rate futures as prices reversed lower during the month. European fixed income prices declined due to strength in regional equity markets and after the European Central Bank kept its key interest rate unchanged. Within Japanese interest rate markets, losses were recorded from long positions as prices declined amid a brighter outlook for the Japanese economy, prompted by the release of consistently strong economic data by the Japanese Ministry of Finance. Finally, long U.S. interest rate futures positions also experienced losses as prices declined in response to rising interest rates during a U.S. Treasury Bill auction and after the U.S. Labor Department released its June employment report.

.. In the currency markets, losses were recorded from long positions in the British pound against the euro and the Japanese yen as the value of the pound declined sharply earlier in the month on geopolitical concerns after a terror attack on the London public transportation system. Elsewhere in the currency markets, losses were experienced from long positions in the Australian dollar relative to the U.S. dollar as the value of the Australian dollar declined early in the month amid news of an increase in Australia's trade deficit. Short positions in the Singapore dollar also resulted in losses as the value of the Singapore dollar reversed higher due to strong investor sentiment about the future economic performance of Singapore.

.. In the agricultural markets, losses were recorded from short positions in corn futures as prices increased sharply earlier in the month amid hot-dry weather in the U.S. Midwest. Additional losses were experienced from newly established long positions as prices fell towards the end of the month after rainfall in U.S. growing regions. Elsewhere in the agricultural markets, losses were experienced from long positions in coffee futures as prices fell during mid-month.

.. In the metals markets, losses were incurred from short positions in aluminum as prices increased in tandem with other base metals. Additional losses were experienced from long positions in gold futures as prices declined earlier in the month amid a temporary strengthening of the U.S. dollar.

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED JULY 31, 2005 (UNAUDITED)

                                      Morgan Stanley              Morgan Stanley              Morgan Stanley
                                   Charter Campbell L.P.        Charter MSFCM L.P.          Charter Graham L.P.
                                --------------------------  --------------------------  --------------------------
                                             Percentage of               Percentage of               Percentage of
                                             July 1, 2005                July 1, 2005                July 1, 2005
                                               Beginning                   Beginning                   Beginning
                                  Amount    Net Asset Value   Amount    Net Asset Value   Amount    Net Asset Value
                                ----------  --------------- ----------  --------------- ----------  ---------------
                                    $              %            $              %            $              %
INVESTMENT INCOME
  Interest income (Note 2)         816,255        .24          418,445         .23       1,054,071         .24
                                ----------       ----       ----------       -----      ----------       -----

EXPENSES
  Brokerage fees (Note 2)        1,717,193        .50          908,045         .50       2,174,572         .50
  Management fees (Note 2 & 3)     758,427        .22          302,682         .17         724,857         .17
                                ----------       ----       ----------       -----      ----------       -----
   Total Expenses                2,475,620        .72        1,210,727         .67       2,899,429         .67
                                ----------       ----       ----------       -----      ----------       -----

NET INVESTMENT LOSS             (1,659,365)      (.48)        (792,282)       (.44)     (1,845,358)       (.43)
                                ----------       ----       ----------       -----      ----------       -----

TRADING RESULTS
Trading profit (loss):
  Realized                       4,092,478       1.19       (5,994,085)      (3.30)     (5,276,638)      (1.21)
  Net change in unrealized       1,112,841        .32       (3,120,892)      (1.72)     (2,183,738)       (.50)
                                ----------       ----       ----------       -----      ----------       -----
   Total Trading Results         5,205,319       1.51       (9,114,977)      (5.02)     (7,460,376)      (1.71)
                                ----------       ----       ----------       -----      ----------       -----

NET INCOME (LOSS)                3,545,954       1.03       (9,907,259)      (5.46)     (9,305,734)      (2.14)
                                ==========       ====       ==========       =====      ==========       =====

                                     Morgan Stanley
                                  Charter Millburn L.P.
                                ------------------------
                                           Percentage of
                                           July 1, 2005
                                             Beginning
                                 Amount   Net Asset Value
                                --------  ---------------
                                   $             %
INVESTMENT INCOME
  Interest income (Note 2)       120,572        .23
                                --------       ----

EXPENSES
  Brokerage fees (Note 2)        257,237        .50
  Management fees (Note 2 & 3)    85,747        .16
                                --------       ----
   Total Expenses                342,984        .66
                                --------       ----

NET INVESTMENT LOSS             (222,412)      (.43)
                                --------       ----

TRADING RESULTS
Trading profit (loss):
  Realized                       207,509        .40
  Net change in unrealized      (145,565)      (.28)
                                --------       ----
   Total Trading Results          61,944        .12
                                --------       ----

NET INCOME (LOSS)               (160,468)      (.31)
                                ========       ====

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED JULY 31, 2005 (UNAUDITED)

                             MORGAN STANLEY                        MORGAN STANLEY                        MORGAN STANLEY
                          CHARTER CAMPBELL L.P.                  CHARTER MSFCM L.P.                    CHARTER GRAHAM L.P.
                  ------------------------------------- ------------------------------------  ----------------------------
                       UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT
                  --------------  -----------  -------- --------------  -----------  -------- --------------  -----------
                                       $          $                          $          $                          $

Net Asset Value,
 July 1, 2005     27,556,034.077  343,438,549   12.46   10,963,353.206  181,609,093   16.57   23,446,451.335  434,914,423
Net Income (Loss)       --          3,545,954     .13         --         (9,907,259)   (.91)        --         (9,305,734)
Redemptions         (362,301.308)  (4,561,373)  12.59     (259,716.333)  (4,067,158)  15.66     (392,595.746)  (7,125,613)
Subscriptions      1,140,885.709   14,363,751   12.59       81,287.379    1,272,960   15.66      492,357.504    8,936,289
                  --------------  -----------           --------------  -----------           --------------  -----------

Net Asset Value,
 July 31, 2005    28,334,618.478  356,786,881   12.59   10,784,924.252  168,907,636   15.66   23,546,213.093  427,419,365
                  ==============  ===========           ==============  ===========           ==============  ===========

                                     MORGAN STANLEY
                                  CHARTER MILLBURN L.P.
                  -------- ----------------------------------
                  PER UNIT     UNITS        AMOUNT    PER UNIT
                  -------- -------------  ----------  --------
                     $                        $          $

Net Asset Value,
 July 1, 2005      18.55   5,313,027.865  51,447,444    9.68
Net Income (Loss)   (.40)        --         (160,468)   (.03)
Redemptions        18.15    (134,057.232) (1,293,652)   9.65
Subscriptions      18.15      72,185.060     696,586    9.65
                           -------------  ----------

Net Asset Value,
 July 31, 2005     18.15   5,251,155.693  50,689,910    9.65
                           =============  ==========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter Millburn L.P. ("Charter Millburn") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is VK Capital Inc. ("VK Capital," formerly, Morgan Stanley Futures & Currency Management Inc.).
Demeter, Morgan Stanley DW, MS & Co., MSIL, and VK Capital are wholly-owned subsidiaries of Morgan Stanley.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, Morgan Stanley DW credits each Partnership with interest income equal to 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other Futures Interests.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6% of the Partnership's Net Assets as of the first day of each month (a 6% annual rate). Such fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and offering expenses.
  Effective July 1, 2005, brokerage fees were reduced from 1/12 of 6.25% (a 6.25% annual rate) to 1/12 of 6.00 (a 6.00% annual rate) of the Partnership's Net Assets.

OPERATING EXPENSES. The Partnerships incur a monthly management fee and may incur an incentive fee. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.

REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six month after the closing at which a person first becomes a limited partner upon five business days advance notice by redemption form to Demeter. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


DISSOLUTION OF THE PARTNERSHIPS. Charter MSFCM will terminate on December 31, 2025 and Charter Campbell, Charter Graham, and Charter Millburn will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
  Demeter, on behalf of Charter MSFCM and itself, entered into a Management Agreement with VK Capital to make all trading decisions for the Partnership. Charter MSFCM pays management and incentive fees (if any) to VK Capital.

--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.

Morgan Stanley Charter MSFCM L.P.
  VK Capital Inc.

  Effective April 28, 2005, Morgan Stanley Futures & Currency Management Inc. changed its name to VK Capital Inc.

Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(concluded)


Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. Charter MSFCM, Charter Graham, and Charter Millburn each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.

INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Campbell, Charter Graham, and Charter Millburn.
  Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future.

Managed futures investments are speculative, involve a high degree of risk, use significant leverage, are generally illiquid, have substantial charges, are subject to conflicts of interest, and are suitable only for the risk capital portion of an investor's portfolio. Before investing in any managed futures investment, qualified investors should read the prospectus or offering documents carefully for complete information with respect to charges, expenses, and risks. Past performance is no guarantee of future results.

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